FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                JUNE                              2003
                                -----------------------        -----------

Commission File Number          000-29898
                                -----------------------


                          RESEARCH IN MOTION LIMITED
  --------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
--------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

      Form 20-F                          Form 40-F      X
                 ----------------                  ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                              No  X
           ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX



Document                                                              Page No.

   1     Notice of Annual Meeting of the Shareholders pertaining to       4
         the annual meeting of shareholders to be held on July
         21, 2003

   2     Management Information Circular and Solicitation of              6
         Proxies pertaining to the annual meeting of shareholders to be held on July 21, 2003

   3     Form of Proxy for the the annual meeting of shareholders        30
         to be held on July 21, 2003

   4     Press Release dated June 25, 2003 ("Research In Motion          33
         Reports First Quarter Results")

   5     Press Release dated June 25, 2003 ("Research In Motion          40
         appoints John E. Richardson to Board of Directors")

DOCUMENT 1

                               [GRAPHIC OMITTED]



                          RESEARCH IN MOTION LIMITED

                 NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS


         NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the "Meeting") of Research In Motion Limited (the "Company") will be held on July 21, 2003, at Canadian Clay and Glass Gallery, 25 Caroline St. North, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1. TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended March 1, 2003 and the Auditors' Report thereon;

2.       TO ELECT the directors of the Company;

3. TO APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors' remuneration; and

4. TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.


Details of the foregoing transactions are contained in the accompanying Management Information Circular.

         A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his duly executed form of proxy with the Company's transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, on or before the close of business on the last day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

         Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the meeting.

         DATED at Waterloo, Ontario this 30th day of May, 2003.



                             BY ORDER OF THE BOARD




                             (signed) Charles B. Meyer,
                             Chief Legal Officer and Corporate Secretary

DOCUMENT 2

                          RESEARCH IN MOTION LIMITED

                        ANNUAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON JULY 21, 2003

                        MANAGEMENT INFORMATION CIRCULAR

                            SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY OR ON BEHALF OF MANAGEMENT OF RESEARCH IN MOTION LIMITED (THE "COMPANY") OF PROXIES TO BE USED AT AN ANNUAL MEETING OF THE SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT CANADIAN CLAY AND GLASS GALLERY, 25 CAROLINE ST. NORTH, WATERLOO, ONTARIO ON JULY 21, 2003, AT 6:30 P.M. AND AT ANY ADJOURNMENT THEREOF FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this information circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.


             APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY), OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY, TO REPRESENT THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON OR COMPANY IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Trust Company of Canada, 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard time) on July 18, 2003 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

                       EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR ALL MATTERS PROPOSED BY MANAGEMENT AT THE MEETING. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

                 ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE COMPANY, AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD COMMON SHARES OF THE COMPANY IN THEIR OWN NAME. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depositary for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. THEREFORE, BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR COMMON SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (formerly Independent Investor Communications Company) ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING. THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED AT THE MEETING.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. If a non-registered holder has voted by mail and would like to change its vote, the non-registered holder should contact its nominee to discuss whether this is possible and what procedures such non-registered holder should follow.

                                    QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20 per cent of the Company's Common Shares will constitute a quorum at the Meeting. The Company's list of shareholders as of the record date (defined below) has been used to deliver to shareholders the Notice of Meeting of Shareholders and this Management Information Circular as well as to determine who is eligible to vote.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As at the date hereof, 77,372,947 Common Shares of the Company are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, the only persons or corporation beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company is as set forth in the following table:

------------------------------------- ----------------- ------------------
                                         NUMBER OF        PERCENTAGE OF
    NAME OF BENEFICIAL SHAREHOLDER     COMMON SHARES      COMMON SHARES
------------------------------------- ----------------- ------------------
Michael Lazaridis (1)                    8,205,352            10.6%
------------------------------------- ----------------- ------------------

(1)  Of the 8,205,352 Common Shares of the Company beneficially owned by Mr.
     Lazaridis: (i) 8,180,939 Common Shares are registered in the name of 1258701 Ontario Limited; and (ii) 24,413 Common Shares are held by Mr. Lazaridis in his capacity as trustee of The Michael Lazaridis Family Trust.

                                  RECORD DATE

Persons registered on the books of the Company at the close of business on June 3, 2003 (the "record date") and persons who are transferees of Common Shares acquired after such record date and who have produced, not later than ten (10) days before the Meeting, properly endorsed certificates evidencing transfer of such shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting.

                   BUSINESS TO BE TRANSACTED AT THE MEETING

A.       PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended March 1, 2003 and the report of the auditors thereon accompany this Management Information Circular and will be submitted to the Meeting.

B.       ELECTION OF DIRECTORS

The board of directors of the Company presently consists of seven (7) directors to be elected annually. In accordance with the Business Corporations Act (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one (1) and a maximum of fifteen
(15) persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at seven (7) persons. ALL OF THE NOMINEES ARE NOW DIRECTORS OF THE COMPANY AND HAVE BEEN DIRECTORS SINCE THE DATES INDICATED BELOW. UNLESS THE SHAREHOLDER DIRECTS THAT HIS OR HER COMMON SHARES BE OTHERWISE VOTED OR WITHHELD FROM VOTING IN CONNECTION WITH THE ELECTION OF DIRECTORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE FOR THE ELECTION OF THE SEVEN (7) NOMINEES WHOSE NAMES ARE SET FORTH BELOW. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, the date on which each of them first became a director of the Company, all positions and offices with the Company held by each of them, the principal occupation or employment of each of them for the past five (5) years and the number of Common Shares of the Company beneficially owned, directly or indirectly, by each of them as at the date hereof.

-------------------------------------------- --------------- ------------------------- ----------------------------

   NAME AND PRESENT PRINCIPAL OCCUPATION     DIRECTOR SINCE      POSITION(S) WITH           NUMBER OF COMMON
                                                                   THE COMPANY            SHARES OWNED OF WHICH
                                                                                         CONTROL OR DIRECTION IS
                                                                                              EXERCISED (1)

-------------------------------------------- --------------- ------------------------- ----------------------------
Michael Lazaridis,                                1984       Director and Co-Chief            8,205,352 (4)
President and Co-Chief Executive Officer                     Executive Officer
of the Company

-------------------------------------------- --------------- ------------------------- ----------------------------

James L. Balsillie,                               1993       Chairman and Co-Chief              6,244,252
Chairman and Co-Chief Executive Officer of                   Executive Officer
the Company

-------------------------------------------- --------------- ------------------------- ----------------------------

Douglas E. Fregin,                                1985       Director and                       2,590,203
Vice-President, Operations of the Company                    Vice-President,
                                                             Operations
-------------------------------------------- --------------- ------------------------- ----------------------------

Kendall  Cork (2)(3)                              1999       Director                              710
Managing Director,
Sentinel Associates Ltd.
-------------------------------------------- --------------- ------------------------- ----------------------------

Dr. Douglas Wright, (2) (3)                       1995       Director                            33,000
President Emeritus,
University of Waterloo
-------------------------------------------- --------------- ------------------------- ----------------------------

James Estill, (2)                                 1997       Director                              Nil
President and Chief Executive Officer of
EMJ Data Systems Ltd.
-------------------------------------------- --------------- ------------------------- ----------------------------

John E. Richardson,                               2003       Director                              Nil
Retired
-------------------------------------------- --------------- ------------------------- ----------------------------

Notes:

(1)      The information as to Common Shares beneficially owned or over which control is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2)      Member of the Audit Committee.

(3)      Member of the Compensation Committee.

(4)      Of the 8,205,352 Common Shares of the Company beneficially owned by Mr. Lazaridis: (i) 8,180,939 Common Shares are registered in the name of 1258701 Ontario Limited; and (ii) 24,413 Common Shares are held by Mr. Lazaridis in his capacity as trustee of The Michael Lazaridis Family Trust.

Each of the directors of the Company has held the principal occupation set forth above or other positions with the same organization for the past five
(5) years. Mr. Richardson was prior to 1997 an Executive Vice-President of London Insurance Group.

C.       APPOINTMENT OF AUDITORS

The Company's co-auditors for fiscal 2003 were Zeifman & Company LLP and Ernst & Young LLP. In fiscal 2003, the Company paid Zeifman & Company LLP and Ernst & Young LLP, respectively, $83,000 and $123,000 for the audit of the Company's annual financial statements, $51,000 and $231,000 for audit related services, and $98,000 and $21,000 for tax and other services.

The Board of Directors, based on a resolution approved by the Audit Committee on May 20, 2003, recommends that only one firm of accountants, that firm being Ernst & Young, LLP audit the accounts of the Company for fiscal 2004. Ernst & Young LLP, one of the incumbent auditors, have been co-auditors of the Company beginning with the fiscal year ended February 28, 1997. Zeifman & Company LLP was not proposed for re-appointment as the Audit Committee has determined that a sole auditor, consistent with most organizations, reduces audit fee inefficiencies inherent with managing and planning an audit with co-auditors. Zeifman & Company LLP will continue to be engaged in tax planning, tax compliance and other services. Details with respect to the change of auditors are attached as Schedule "B" to this Information Circular as required under securities laws.

UNLESS THE SHAREHOLDER DIRECTS THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF ERNST & YOUNG LLP AS AUDITOR OF THE COMPANY UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.


                                   CURRENCY

Unless otherwise specified herein, all references to dollar amounts shall be to US dollars. All Canadian dollar amounts have been converted into US dollars at the following average rates:

         Fiscal 2003: US $1.00 = CDN $1.5584
         Fiscal 2002: US $1.00 = CDN $1.5619
         Fiscal 2001: US $1.00 = CDN $1.4941

ANY AMOUNTS IN CANADIAN DOLLARS HAVE BEEN HIGHLIGHTED BY THE INCLUSION OF PREFIX "CDN" BEFORE A SPECIFIED DOLLAR AMOUNT.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation earned during the fiscal years ended March 1, 2003, March 2, 2002 and February 28, 2001 by Michael Lazaridis, the President and Co-Chief Executive Officer of the Company, James L. Balsillie, the Chairman and Co-Chief Executive Officer of the Company, Larry Conlee, the Chief Operating Officer of Engineering and Manufacturing of the Company, Donald Morrison, the Chief Operating Officer, BlackBerry of the Company and Kenneth LeVine, the Vice President, BlackBerry Service of the Company (collectively, the "Named Executive Officers").

--------------------- ---------- ---------------------------------------- -------------------------------------- ---------------

 NAME AND PRINCIPAL   FISCAL             ANNUAL COMPENSATION(1)                   LONG TERM COMPENSATION           ALL OTHER
      POSITION          YEAR                                                                                      COMPENSATION
                                 ---------------------------------------- -------------------------------------- ---------------
                                                            OTHER ANNUAL  SECURITIES   RESTRICTED      LTIP
                                    SALARY      BONUS (2)  COMPENSATION(3)   UNDER       SHARES      PAYMENTS
                                      ($)          ($)          ($)       OPTION (#)       ($)          ($)           ($)
--------------------- ---------- -------------- ---------- -------------- ------------ ------------ ------------ ---------------

Michael Lazaridis,      2003       $256,680        Nil        $8,848        100,000        Nil          Nil           Nil
President and
Co-Chief Executive      2002       $224,084        Nil        $8,744        100,000        Nil          Nil           Nil
Officer
                        2001       $167,323        Nil        $9,111          Nil          Nil          Nil           Nil

--------------------- ---------- -------------- ---------- -------------- ------------ ------------ ------------ ---------------

James L. Balsillie,     2003       $256,680        Nil        $8,988        100,000        Nil          Nil           Nil
Chairman and
Co-Chief Executive      2002       $224,084        Nil        $8,755        100,000        Nil          Nil           Nil
Officer
                        2001       $167,323        Nil        $9,123          Nil          Nil          Nil           Nil

--------------------- ---------- -------------- ---------- -------------- ------------ ------------ ------------ ---------------

Larry Conlee, (4)       2003       $257,799        Nil        $1,796        50,000         Nil          Nil       $116,813(5)
Chief Operating
Officer of              2002       $244,408        Nil        $4,258        50,000         Nil          Nil        $38,565(5)
Engineering and
Manufacturing           2001        $28,697        Nil         $212         150,000        Nil          Nil        $2,086(5)

--------------------- ---------- -------------- ---------- -------------- ------------ ------------ ------------ ---------------

Donald Morrison, (6)    2003       $224,595        Nil        $19,459       50,000         Nil          Nil           Nil
Chief Operating
Officer, BlackBerry     2002       $192,072        Nil        $10,239       50,000         Nil          Nil           Nil

                        2001        $98,800        Nil        $4,016        250,000        Nil          Nil           Nil

--------------------- ---------- -------------- ---------- -------------- ------------ ------------ ------------ ---------------

Kenneth LeVine, (7)     2003       $250,549        Nil        $3,747          Nil          Nil          Nil        $4,249(8)
Vice President,
BlackBerry Service      2002       $201,282        Nil        $5,111        40,000         Nil          Nil        $9,634(8)

                        2001          N/A          N/A          N/A           N/A          N/A          N/A           N/A

--------------------- ---------- -------------- ---------- -------------- ------------ ------------ ------------ ---------------

Notes:

(1)      All compensation not paid in US dollars has been converted into US dollars.

(2)      Bonus allocations, if any, are determined annually at the discretion of the Board based on the recommendations of the Compensation Committee.

(3)      Other Annual Compensation includes health, dental and short-term disability premiums and car allowances paid by the Company and, in the case of Mr. Morrison, imputed interest on a loan (see "Indebtedness of Directors and
         Officers").

(4)      Mr. Conlee was appointed Chief Operating Officer of Engineering and Manufacturing on January 22, 2001.

(5)      During fiscal 2003 payments of $116,813 were made by the Company on behalf of Mr. Conlee in connection with his relocation to Waterloo. These payments include $81,000 for real estate commissions, $26,743 for land transfer, state and other taxes, and $9,070 for legal fees and other related costs. Payments of $32,536 for relocation and $6,029 for temporary housing were made in fiscal 2002. Payments of $2,086 for temporary housing were made in fiscal 2001.

(6)      Mr. Morrison was appointed Chief Operating Officer, Blackberry on September 5, 2000.

(7)      Mr. Levine commenced employment with RIM on June 18, 2001. He was appointed to Vice President, Information
         Technology and Infrastructure on September 27, 2002. He was subsequently appointed to Vice-President,
         BlackBerry Service on March 27, 2003.


                                     - 7 -

(8)      During fiscal 2003 payments of $4,249 were made by the Company on behalf of Mr. Levine in connection with his relocation to Waterloo. Payments of $9,634 for relocation and temporary housing were made in fiscal 2002.




The Company does not have a long-term incentive plan or pension plan, and has never granted stock appreciation rights to any of its directors, officers or employees.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company granted options to purchase Common Shares of the Company to the following Named Executive Officers during the fiscal year ended March 1, 2003:

-------------------- ------------------ ----------------------- ------------- ---------------------- -----------------


                     SECURITIES UNDER     % OF TOTAL OPTIONS      EXERCISE       MARKET VALUE OF     EXPIRATION DATE
                      OPTIONS GRANTED    GRANTED TO EMPLOYEES      PRICE           SECURITIES
                            (#)             IN FISCAL YEAR      ($/SECURITY)   UNDERLYING OPTIONS
       NAME                                                                    ON THE DATE OF THE
                                                                                      GRANT
                                                                                  ($/SECURITY)
-------------------- ------------------ ----------------------- ------------- ---------------------- -----------------

Michael Lazaridis         100,000               10.5%              $20.39            $20.39           April 12, 2009

-------------------- ------------------ ----------------------- ------------- ---------------------- -----------------

James L. Balsillie        100,000               10.5%              $20.39            $20.39           April 12, 2009

-------------------- ------------------ ----------------------- ------------- ---------------------- -----------------

Larry Conlee              50,000                 5.2%              $14.25            $14.25            November 25,
                                                                                                           2009
-------------------- ------------------ ----------------------- ------------- ---------------------- -----------------

Donald Morrison           50,000                 5.2%              $14.25            $14.25            November 25,
                                                                                                           2009
-------------------- ------------------ ----------------------- ------------- ---------------------- -----------------

Kenneth LeVine              Nil                  N/A                N/A                N/A                 N/A

-------------------- ------------------ ----------------------- ------------- ---------------------- -----------------

OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

None of the Named Executive Officers exercised options during the fiscal year ended March 1, 2003. The following table sets forth the number of unexercised options and value of unexercised in-the-money options for the Named Executive Officers during the fiscal year ended March 1, 2003.

---------------------- ---------------- ------------------ ----------------------------- --------------------------------

                         SECURITIES      AGGREGATE VALUE      UNEXERCISED OPTIONS AT      VALUE OF UNEXERCISED IN-THE-
                         ACQUIRED ON      REALIZED ($)            MARCH 1, 2003             MONEY OPTIONS AT MARCH 1,
                        EXERCISE (#)                               EXERCISABLE/                      2003(1)
                                                                UNEXERCISABLE (#)                 EXERCISABLE/
        NAME                                                                                    UNEXERCISABLE ($)
---------------------- ---------------- ------------------ ----------------------------- --------------------------------

Michael Lazaridis            Nil               Nil               410,000/240,000              $3,549,564/ $367,785

---------------------- ---------------- ------------------ ----------------------------- --------------------------------

James L. Balsillie           Nil               Nil               410,000/ 240,000             $3,549,564/ $367,785

---------------------- ---------------- ------------------ ----------------------------- --------------------------------

Larry Conlee                 Nil               Nil                70,000/180,000                     $0/ $0

---------------------- ---------------- ------------------ ----------------------------- --------------------------------

Donald Morrison              Nil               Nil               110,000/240,000                      $0/$0

---------------------- ---------------- ------------------ ----------------------------- --------------------------------

Kenneth LeVine               Nil               Nil                 8,000/32,000                      $0/ $0

---------------------- ---------------- ------------------ ----------------------------- --------------------------------


                                     - 8 -

(1)      Based on a closing market price of $12.02 (CDN $18.73 converted to US dollars at 1.5584 exchange rate) for the
         Common Shares of the Company on February 28, 2003 on the TSX (the last trading day in the fiscal year of the
         Company).

MANAGEMENT AND EMPLOYMENT CONTRACTS

The Company has written employment contracts with two Named Executive Officers, Mr. Morrison and Mr. Conlee.

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000 and provides for a base salary to be reviewed annually. Mr. Morrison's contract provides that termination of Mr. Morrison's employment with the Company without cause will entitle Mr. Morrison to a payment equal to twelve months' base salary, target bonus and benefits at the time of such termination.

Mr. Conlee is employed under a written employment contract that was entered into on November 29, 2000 and provides for a base salary to be reviewed annually, for reimbursement of relocation expenses and for payment for temporary housing.

COMPENSATION OF DIRECTORS

All non-related directors receive an annual retainer of CDN $20,000. In addition, all directors of the Company are eligible to participate in the Stock Option Plan established by the Company. The directors are reimbursed for out-of-pocket expenses for attending board and committee meetings.

COMPOSITION OF COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors consists of Dr. Douglas Wright and Mr. Kendall Cork, both of whom are unrelated directors. The Compensation Committee is responsible for annually approving the compensation of the Co-Chief Executive Officers and for reviewing the compensation of the Named Executive Officers.

REPORT ON EXECUTIVE COMPENSATION

The following report is provided by the Compensation Committee which is responsible for determining the compensation of the Co-Chief Executive Officers.

The Company's policies on executive compensation are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of Company. The overriding principles in establishing executive compensation provide that compensation should reflect:

         (a) fair and competitive compensation commensurate with an individual's experience and expertise in order to attract and retain highly qualified executives;

         (b) recognition and encouragement of leadership, entrepreneurial spirit and team work;

         (c) an alignment of the financial interests of the executives with the financial interest of the shareholders of the Company;

         (d) stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives; and

         (e)  a contribution to enhancement of shareholder value.

Mr. James Balsillie, the Co-Chief Executive Officer of the Company, has the responsibility for determining the level of salary and benefits for each of the other executive officers, other than Mr. Lazaridis. The other executive officers' salary and benefits are then reviewed and approved by the Compensation Committee. The salaries and benefits of the other executive officers are set within guidelines developed by the Board and are consistent with the principles set out above. No specific quantitative targets are set by the Compensation Committee with respect to compensation of executive officers. In addition, although corporate performance of the Company is a factor that the Compensation Committee considers when determining or approving compensation of executive officers of the

Company, it is primarily the factors described in this report that determine the compensation of the executive officers of the Company.

There are three elements to the Company's executive compensation program:

      o  Base salary;

      o Short-term compensation incentives for annual and personal performance; and

      o Long-term compensation incentives (stock option plan) related to long-term increase in share value.

Base Salary

The base salary for each of the executive officers of the Company is reviewed and established shortly after completion of each fiscal period. Base salaries are based on the particular executive officer's personal performance and seniority, contribution to the business of the Company and the size and stage of development of the Company. Base salaries are also reviewed from time to time to ensure comparability with industry norms. The Company competes for talent on a North American basis and thus looks to compensation paid by Canadian and US competitors.

Short-Term Compensation Incentives

The Company has in the past awarded discretionary bonuses; however, the Compensation Committee does not place great emphasis on the awarding of annual bonuses. In the past, bonuses have been awarded to certain executives where such executives have met personal objectives or where the Company has achieved certain objectives.

Long-Term Compensation Incentives

Long-term incentive compensation for executive officers is provided through grants of stock options pursuant to the Company's Stock Option Plan. Stock option grants to executive officers are generally reviewed annually. The number of stock options granted is based on each individual's salary range, responsibility and performance and takes into account the number and terms of stock options that have been previously granted to that individual. During fiscal 2003, a total of 300,000 options were granted to the Named Executive Officers of the Company.

Compensation of Co-Chief Executive Officers

The Compensation Committee evaluates total compensation in the context of each of the Co-Chief Executive Officers leadership, performance and contributions bearing in mind the principles of executive compensation set out above. In addition, the members of the Compensation Committee, from time to time, review compensation paid to chief executive officers of comparable Canadian and U.S. technology companies. The comparison of the Co-Chief Executive Officers' compensation to similar Canadian and U.S. companies involves a number of factors including the relative size of the companies and their financial performance, the duties of each of the Co-Chief Executive Officers and other circumstances that the Compensation Committee considers relevant in making its determination. Other factors considered by the Compensation Committee in the determination of compensation of each of the Co-Chief Executive Officers are typically subjective and include the Co-Chief Executive Officers individual performance and any planned change in responsibilities. Currently, neither the short-term profitability of the Company nor the short-term market price of the shares of the Company is considered by the Compensation Committee in setting remuneration. Furthermore, in determining each of the Co-Chief Executive's compensation, the Compensation Committee is cognizant of each of the Co-Chief Executive Officer's significant shareholdings in the Company and the incentives thereby generated for long-term enhancement of shareholder value. The recommendations of the Compensation Committee are communicated to the Board for final approval.

The components of the compensation of the Co-Chief Executive Officers (Michael Lazaridis and James Balsillie) for the financial year ended March 1, 2003 included salary and options. Each of Mr. Lazaridis and Mr. Balsillie received annual base salaries of $256,680 for the financial year ended March 1, 2003. The annual base salaries for each of the Co-Chief Executive Officers will remain unchanged for fiscal 2004. Each of the Co-Chief Executive Officers received a grant of 100,000 options at the end of fiscal 2003.

The members of the Compensation Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:
                           Douglas Wright (Chairman of Compensation Committee) Kendall Cork


                               PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares of the Company with the cumulative total return of the S&P/TSX Total Return Index during the period from February 27, 1998 to March 1, 2003 based on the closing price of the Common Shares on February 27, 1998 and February 28, 2003 (the last trading day in the fiscal year of the Company) if CDN $100 was invested and all dividends were reinvested, if any:

                CUMULATIVE TOTAL RETURN ON CDN $100 INVESTMENT

                   [Graphical representation of data below]


                     FEBRUARY 27,   FEBRUARY 26,     FEBRUARY 29,    FEBRUARY 28,     MARCH 1, 2002    FEBRAURY 28,
                         1998            1999            2000             2001                             2003

Common Shares            $100            $200           $3,375            $922             $588            $293

S&P/TSX  Total           $100            $90             $133             $119             $115            $100
Return Index


                 DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Company in respect of such insurance is $560,000, excluding the Company's legal entity coverage, and the total amount of insurance purchased for the directors and officers as a group is $10,000,000. The directors and officers are not required to pay any premium in respect of the insurance. In addition to the premiums, the Company is liable for $250,000 or $1,000,000 per claim depending upon the type of claim under the deductibility provisions of the policy. The policy contains standard industry exclusions and no claims have been made thereunder to date.

                    INDEBTEDNESS OF DIRECTORS AND OFFICERS

The following Named Executive Officer had indebtedness to the Company during the last fiscal year.

---------------------------- -------------------------- ----------------------------- ---------------------------

    NAME AND PRINCIPAL       INVOLVEMENT OF ISSUER OR    LARGEST AMOUNT OUTSTANDING    AMOUNT OUTSTANDING AS AT
         POSITION                   SUBSIDIARY            DURING FISCAL YEAR ENDED         THE DATE HEREOF
                                                               MARCH 1, 2003

---------------------------- -------------------------- ----------------------------- ---------------------------

Donald Morrison,                 Loan from Company              CDN $200,000                 CDN $200,000
Chief Operating Officer,
BlackBerry
Toronto, Ontario

---------------------------- -------------------------- ----------------------------- ---------------------------

The term of the loan to Mr. Morrison is evidenced by a promissory note dated October 9, 2001 executed by Mr. Morrison in favour of the Company. The promissory note provides that the principal is non-interest bearing and is repayable on demand, to be repaid no later than five years from the date the principal was advanced under the promissory note, being October 9, 2006. If any of the amounts payable under the promissory note remain outstanding, the Company may set-off such amount against any amounts owing to Mr. Morrison, including, without limitation, unpaid salary, bonus, vacation pay and severance pay. It is a condition of the promissory note that Mr. Morrison will not exercise any stock options held in the Company until he has repaid the amount of indebtedness to the Company. Included in Other Annual Compensation in the Compensation Table for Mr. Morrison is CDN $5,501, which represents the imputed interest on the above loan.


            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company nor any proposed nominee at any time since the beginning of its last completed financial year, or any associate of any such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no insider of the Company, proposed nominee for election as a director of the Company or any associate or affiliate of any insider or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's last financial year or in any proposed transaction to be entered into by the Company.

                         COMMON SHARE PURCHASE PROGRAM

On October 3, 2002, the Company announced that the Board of Directors had approved a plan to acquire up to 3,800,000 Common Shares of the Company through the facilities of the Nasdaq National Market beginning October 9, 2002. From October 9, 2002 to the date herein, the Company has not repurchased for cancellation any of its outstanding Common Shares pursuant to this common share purchase program. Shareholders may obtain copies of the notices filed in respect of the common share purchase program, at no cost, by contacting the Corporate Secretary of the Company. From March 3, 2002 to October 2, 2002 the Company repurchased for cancellation 1,938,500 Common shares, pursuant to its previous Common Share Purchase Program.

                   REPORT ON CORPORATE GOVERNANCE PRACTICES

The TSX has adopted non-compulsory guidelines for improved corporate governance in Canada (the "TSX Guidelines") which require Canadian listed companies to disclose their corporate governance practices with specific reference to the TSX Guidelines. The Board has considered the existing TSX Guidelines as well as the proposed amendments to the TSX Guidelines published in the spring and fall of 2002 (the "Revised TSX Guidelines"). The Board has also reviewed its governance practices in response to the United States Sarbanes-Oxley Act of 2002 ("SOX"), as well as the NASDAQ corporate governance proposals. The United States Securities and Exchange Commission is in the process of issuing rules and regulations to give effect to the provisions of SOX and is also considering approval of certain of the NASDAQ corporate governance proposals. As provisions of the TSX, SOX and NASDAQ proposals come into effect, the Board intends to review and amend its governance practices on an ongoing basis in response to these standards. The Company's approach to corporate governance is summarized below.

BOARD MANDATE

The Company's Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Audit Committee and Compensation Committee. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. During the fiscal year ended March 1, 2003, the Board of Directors met six times.

Specific responsibilities of the Board of Directors include:

       o  reviewing and approving the Company's strategic and operating plans;

       o reviewing and approving significant operational and financial matters and providing direction to management on these matters;

       o reviewing and identifying the principal risks of the Company's business and ensuring implementation of appropriate systems to manage these risks;

       o reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management;

       o involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel; and

       o reviewing and assessing the Company's fiscal internal controls and management information systems.

BOARD COMMITTEES

The Audit Committee met seven times during the year to review the interim and annual financial statements and to make recommendations to the Board of Directors. The Audit Committee has direct communication channels with the Company's internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation and operation of internal control and financial reporting systems.

The Compensation Committee is involved with all compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Co-Chief Executive Officers, reviewing and making recommendations concerning the operation of the Company's Stock Option Plan and reporting to shareholders concerning executive compensation.

For all of fiscal 2003, both the Audit Committee and the Compensation Committee were composed of outside directors and unrelated directors, consistent with the TSX Guidelines. The Company does not have an Executive Committee.

Further disclosure of the Company's corporate governance practices are set out in matrix form and attached to this Management Information Circular as Schedule "A", including steps that the Company has taken to enhance its corporate governance system.

                         REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required, and meet with outside auditors independently of management.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The external auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee has discussed with the Company's auditors issues concerning independence of auditors and have received written disclosures confirming such.

Based on the review and discussions above, the committee has recommended to the Board to include the audited consolidated financial statements in the annual report to the shareholders.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

Report Presented by:
                           Douglas Wright (Chairman of Audit Committee)
                           Kendall Cork
                           James Estill

                OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                           AVAILABILITY OF DOCUMENTS

Copies of the following documents are available upon written request to the Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

                  (i) the 2003 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 1, 2003 together with the accompanying report of the auditors;

                  (ii) the interim consolidated financial statements for periods subsequent to March 1, 2003;

                  (iii)    this Management Information Circular; and

                  (iv)     the 2003 Annual Information Form.

                                    GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents, together with the distribution of this Management Information Circular, have been approved by the board of directors of the Company. A copy of this circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 30th day of May, 2003.


                                BY ORDER OF THE BOARD OF DIRECTORS




                                (signed) Charles B. Meyer,
                                Chief Legal Officer and Corporate Secretary

                                 SCHEDULE "A"
                 DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

------------------------------------------- -------------- -----------------------------------------------------------
TSX CORPORATE GOVERNANCE                      DOES THE     COMMENTS
GUIDELINES                                     COMPANY
                                               ALIGN?

------------------------------------------- -------------- -----------------------------------------------------------

1.           Board should explicitly        Yes            The  Board  supervises  the  management  of the  Company's
             assume responsibility for                     business  and  affairs.   The  Board  makes  major  policy
             stewardship of the Company                    decisions,  delegates  to  management  the  authority  and
             specifically for:                             responsibility  for the day-to-day  affairs of the Company and reviews management's performance and effectiveness on
                                                           an on-going basis.
------------ ------------------------------ -------------- -----------------------------------------------------------

        (a)  adoption of a strategic        Yes            The Board participates in the strategic planning process as the
             planning process                              acceptor/adopter of strategic plans developed and proposed by management which takes into account, among other things, the opportunities and risks facing the business of the Company. A portion of time at every board meeting is set aside to
                                                           discuss strategic planning process and matters. Discussion is encouraged and management benefits from the advice and
                                                           guidance of the Board on important strategic issues.

------------ ------------------------------ -------------- -----------------------------------------------------------

        (b)  identification of principal    Yes            The Board, during the review of the Company's strategic
             risks, and implementing                       objectives on an on-going basis, assesses the principal
             risk management systems                       business risks of the Company. The Board is assisted by the
                                                           Audit Committee, which reviews the risk management systems of the Company with management and the external auditors.

------------ ------------------------------ -------------- -----------------------------------------------------------

        (c)  succession planning and        Yes            The Board reviews its organizational structure and succession
             monitoring senior                             planning matters at least annually. All external members of
             management                                    the Board have the responsibility for succession planning as it relates to senior management. The Board monitors the
                                                           Co-CEO's performance and places with the Co-CEO the
                                                           responsibility of monitoring other senior management.

------------ ------------------------------ -------------- -----------------------------------------------------------

        (d)  communications policy           Yes           The Company has formed a  Corporate  Disclosure  Committee that is governed by a charter  that sets out its  mandate.
                                                           The  Company  is in the  process of  adopting a  corporate disclosure  policy to  formalize  its  current  disclosure practices.  The policy  deals with,  among  other  things, how the Company interacts with analysts,  investors, other stakeholders  and the  public  as well as how the  Company complies with its  disclosure  obligations.  The policy is to be reviewed on an annual basis. In addition,  the Audit
                                                           Committee reviews press releases  containing the quarterly results  of the  Company  prior to  release  and all press releases  of the Company  are  reviewed by internal  legal
                                                           counsel.   The  Company's   disclosure   policy  has  been
                                                           established  in  accordance  with the relevant  disclosure requirements  under applicable  Canadian and United States securities laws.

------------ ------------------------------ -------------- -----------------------------------------------------------

        (e)  integrity of internal          Yes            The Audit Committee requires management to implement and
             control and management                        maintain appropriate systems of internal control and meets
             information systems                           with management to assess the adequacy and effectiveness of the these systems of internal control. As required by SOX, the CEO and CFO have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Company's internal controls and procedures. The Audit Committee meets with the
                                                           Company's external auditors on a quarterly basis in
                                                           conjunction with the Company's quarterly results and also
                                                           meets with external auditors periodically, as necessary.

------------ ------------------------------ -------------- -----------------------------------------------------------

2.           Majority of directors           Yes           Three  of  the   directors  of  the  Company  are  related
             should be "unrelated"                         directors of the Company and four of the  directors of the
             (independent of management                    Company  are  unrelated  directors  within the  meaning of
             and free from conflicting                     both the TSX  Guidelines  and the Revised TSX  Guidelines.
             interest)                                     The Board  believes that the current  unrelated  directors provide appropriate independent representation for the
                                                           benefit of public shareholders of the Company.

------------ ------------------------------ -------------- -----------------------------------------------------------

3.           Disclosure for each             Yes           Mr.  Michael  Lazaridis  -  Related  -  is  President  and
             director whether he or she                    Co-Chief Executive Officer of the Company.
             is related, and how that
             conclusion was reached                        Mr.  James  L.  Balsillie  -  Related  - is  Chairman  and
                                                           Co-Chief Executive Officer of the Company.

                                                           Mr. Douglas E. Fregin - Related - is Vice-President,
                                                           Operations of the Company.

                                                           For the remainder of the directors, none of them or their
                                                           associates has:

                                                           - worked for the Company

                                                           - material contracts with the Company

                                                           - received remuneration from the Company with the exception of stock options and directors' fees.

                                                           Kendall Cork               -        Unrelated
                                                           Dr. Douglas Wright         -        Unrelated
                                                           James Estill               -        Unrelated
                                                           John Richardson            -        Unrelated

------------ ------------------------------ -------------- -----------------------------------------------------------

4.   (a)     Appoint a committee             No            Due to the small size of the Board, the Board has not created
             responsible for                               a stand-alone committee to deal with such matters. The Board
             appointment/assessment of                     has responsibility for nominating new directors.
             directors

------------ ------------------------------ -------------- -----------------------------------------------------------

     (b)     Composed exclusively of                       N/A
             non-management directors, the
             majority of whom are unrelated

------------ ------------------------------ -------------- -----------------------------------------------------------

5.           Implement a process for         Yes           The Board monitors the  effectiveness  of the relationship
             assessing the effectiveness                   between  management and the Board,  the  effectiveness  of
             of the board, its committee                   operation of the Board,  Board  committees  and individual
             and directors                                 directors, to recommend improvements to each of the above.
------------ ------------------------------ -------------- -----------------------------------------------------------

6.           Provide orientation and        Yes            The Board ensures that every new director possesses the
             education programs for new                    capacities, expertise, availability and knowledge required to
             directors                                     fill this position adequately. Reports relating to the
                                                           Company's business and affairs are provided to new directors.
                                                           In addition, new Board members meet with senior management of the Company to review the business and affairs of the
                                                           Company. Currently, the Board is responsible for the
                                                           orientation and education of new directors.

------------ ------------------------------ -------------- -----------------------------------------------------------

7.           Consider reducing size of      Yes            The Board has determined that the size of the Board is
             board, with a view to                         appropriate for the Company at this time and offers the
             improving effectiveness                       flexibility to respond quickly to corporate opportunities and challenges as they arise from time to time. The Board as
                                                           currently constituted brings together a mix of skills,
                                                           backgrounds and attitudes that the Board considers
                                                           appropriate for the stewardship of the Company.

------------ ------------------------------ -------------- -----------------------------------------------------------

8.           Review compensation of         Yes            In fiscal 2003, the Board reviewed the compensation paid to
             directors in light of risks                   non-related directors and determined to implement an annual
             and responsibilities                          payment to non-related directors of CDN $20,000. Only
                                                           non-related directors are compensated for acting as a
                                                           director of the Company. The Board has determined that the compensation paid to non-related directors is adequate in
                                                           light of their risks and responsibilities and will review
                                                           such compensation on an annual basis. Although the Board has determined that the size of the Board is adequate for the
                                                           Company at this time, in the event that circumstances change that require an increased Board, the Compensation Committee will be given the mandate to review the compensation of the directors in light of the risks and responsibilities and
                                                           bring the resulting suggestions to the Board for its
                                                           consideration.

------------ ------------------------------ -------------- -----------------------------------------------------------

9.    (a)    Committees should generally     Yes           The Board has two committees: the Audit Committee and the
             be composed of                                Compensation Committee. All of the members of the Audit
             non-management directors                      Committee and Compensation Committee are non-management.

------------ ------------------------------ -------------- -----------------------------------------------------------

      (b)    Majority of committee           Yes           The Audit Committee consists of three members, all of whom
             members should be unrelated                   are unrelated directors. The Compensation Committee consists of two members, each of whom is unrelated. Under NASDAQ rules and the Revised TSX Guidelines, the members of each committee are considered independent/unrelated.

------------ ------------------------------ -------------- -----------------------------------------------------------

10.          Appoint a committee            No             Given the small size of the Board, the Company does not have
             responsible for approach to                   a Corporate Governance Committee, but regularly reviews
             corporate governance issues                   matters pertaining to governance including committee
                                                           membership and mandates, making recommendations for change and for other such initiatives that may be deemed to be in the interest of the Company in order to improve corporate
                                                           governance. As a practical matter, the unrelated members of the Board have taken an active role in reviewing matters
                                                           pertaining to governance; however, the Board, as a whole,
                                                           considers corporate governance matters at all times. The
                                                           Company has introduced in fiscal 2003 a corporate governance review program in response to the issuance of new rules and regulations giving effect to SOX, the proposed NASDAQ rules and the Revised TSX Guidelines.

------------ ------------------------------ -------------- -----------------------------------------------------------

11   (a)     Define limits to
             management's
             responsibilities by
             developing mandates for:

             (i)  the board                 No             There is no specific mandate for the Board. Any
                                                           responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the
                                                           Board.

             (ii) the CEO                   No             The Board is satisfied that it is not necessary to develop written objectives for the Co-CEOs but rather are established through the process of considering and approving the
                                                           Company's strategic objectives.

------------ ------------------------------ -------------- -----------------------------------------------------------

        (b)  Board should approve CEO's     Yes            The Board in conjunction with management establishes the
             corporate objectives                          corporate objectives of the Company which, in turn, are
                                                           expected to be implemented by the Co-CEO's.

------------ ------------------------------ -------------- -----------------------------------------------------------

12.          Establish structures and        Yes           The Company does not  currently  have a chairman  separate
             the procedures to enable                      from  management as one of the Co-CEOs,  James  Balsillie,
             the board to function                         is  also  the  Chair  of the  Board.  In the  view  of the
             independently of management                   Board, the fact that Mr.  Balsillie  occupies both offices does not impair the ability of the Board to act independently of management; however, the Board is of the opinion that a close working relationship with the executive team is
                                                           currently in the best interests of the Company. The Board
                                                           believes that Mr. Balsillie's extensive knowledge of the
                                                           Company's business is beneficial to the other directors and
                                                           Mr. Balsillie's participation as a director and the Chairman contributes to the effectiveness of the Board. The unrelated members of the Board meet in absence of management if, as and when such need arises (and have in the past done so). In
                                                           addition, directors can add items to Board agendas which are distributed in advance of meetings and all directors are
                                                           provided with information by management, as required.

------------ ------------------------------ -------------- -----------------------------------------------------------

13.   (a)    Establish an audit              Yes           The Audit Committee is mandated to monitor audit functions,
             committee with a                              the preparation of financial statements, review press
             specifically defined mandate                  releases on financial results, review other regulatory
                                                           documents as required, and meet with outside auditors
                                                           independently of management. The Audit Committee operates
                                                           under a formal charter which takes into account current
                                                           corporate governance initiatives. The charter of the Audit
                                                           Committee is reviewed on an annual basis. The Audit
                                                           Committee, which has oversight responsibility for management reporting on internal controls, requires that management
                                                           implement and maintain appropriate internal control
                                                           procedures. The Audit Committee meets with management to
                                                           assess the adequacy and effectiveness of these systems of
                                                           internal control.

------------ ------------------------------ -------------- -----------------------------------------------------------

        (b)  All members should be          Yes            All of the three members of the Audit Committee are outside
             outside directors                             directors. The Audit Committee has determined that all
                                                           members of the Audit Committee are financially literate and all have accounting or related financial experience.

------------ ------------------------------ -------------- -----------------------------------------------------------

14.          Implement a system to           Yes           Individual directors may engage the services of an
             enable individual directors                   outside advisor with the approval of the Board.
             to engage outside advisors,
             at Company's expense
------------ ------------------------------ -------------- -----------------------------------------------------------

                                 SCHEDULE "B"
                 APPOINTMENT OF ERNST & YOUNG, LLP AS AUDITORS


                               [GRAPHIC OMITTED]


May 23, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission

Dear Sirs:

RE:      RESEARCH IN MOTION LIMITED ("RIM") - NATIONAL POLICY 31
         (CHANGE OF AUDITORS OF A REPORTING ISSUER)

Effective May 23, 2003, the board of directors of RIM determined that Zeifman & Company LLP will not be proposed for re-appointment as one of the auditors of RIM at the next annual meeting of shareholders and proposed that Ernst & Young LLP be re-appointed as sole auditor of RIM. In accordance with National Policy Statement No. 31, please find enclosed:

(a) RIM's notice of change of auditor;
(b) A letter from Zeifman & Company LLP, one of the former auditors;
(c) A letter from Ernst & Young LLP, an incumbent and the successor auditor;

On behalf of RIM, I confirm that these documents have been reviewed and approved by the audit committee of RIM.

Yours truly,

/s/ Dennis Kavelman
--------------------------

Dennis Kavelman
Chief Financial Officer
Research In Motion Limited

/Encl.

                               [GRAPHIC OMITTED]



                         NOTICE OF CHANGE OF AUDITORS

Research In Motion ("RIM") hereby gives notice, pursuant to National Policy 31, as follows:

1. The Audit Committee of RIM's board of directors has reviewed RIM's ongoing audit requirements and determined that Ernst & Young LLP ("E&Y") be appointed as RIM's sole auditor. On May 23, 2003, RIM's board of directors determined to seek the re-appointment of E&Y only at the annual meeting of shareholders to be held on July 21, 2003 (the "Annual Meeting), at which time shareholders will be asked to vote on the re-appointment of E&Y as RIM's sole auditor and management of RIM intends to recommend the appointment of E&Y as RIM's sole auditor at the Annual Meeting.

2. There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on RIM's annual financial statements for the two fiscal years preceding the date of this notice, being the report of E&Y and Zeifman & Company LLP for the fiscal year ended March 1, 2003 and the report of E&Y and Zeifman & Company LLP for the fiscal year ended March 2, 2002.

3. There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.


DATED at Waterloo, Ontario this 23rd day of May, 2003.

[GRAPHIC OMITTED]     ERNST & YOUNG LLP
                      CHARTERED ACCOUNTANTS
                      515 Riverbend Drive
                      P.O. Box 9458, Stn. C Kitchener,   Phone: 519-744-1171
                      Ontario N2G 4W9                    Fax: 519-744-9604



May 23, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission

Dear Sirs:

RE:      RESEARCH IN MOTION LIMITED - NATIONAL POLICY 31
         (CHANGE OF AUDITORS OF A REPORTING ISSUER)

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated May 23, 2003 delivered to us by Research In Motion Limited ("RIM") in respect of the decision to not seek the re-appointment of Zeifman & Company LLP at the next annual meeting of RIM as one of the auditors of RIM and the subsequent decision to seek the re-appointment of Ernst & Young LLP as sole auditor to that office at the next annual meeting of RIM.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this firm.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Robert Blowes at 519-571-3303.

Yours truly,

/s/Ernst & Young LLP

Ernst & Young LLP

cc: Dr. Douglas Wright, Chair, Audit Committee of the Board of Directors, RIM Dennis Kavelman, Chief Financial Officer of RIM
Brian McGee, Zeifman & Company LLP

                                                      ZEIFMAN
                                                  & COMPANY, LLP
                                               Chartered Accountants


May 23, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission

Dear Sirs:

Re:      Research In Motion Limited - National Policy 31
         (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated May 23, 2003 delivered to us by Research In Motion Limited ("RIM") in respect of the decision to not seek the re-appointment of Zeifman & Company, LLP at the next annual meeting of RIM as one of the auditors of RIM and the subsequent decision to seek the re-appointment of Ernst & Young LLP as sole auditor to that office at the next annual meeting of RIM.

Pursuant to National Policy 31, please accept this letter as confirmation by Zeifman & Company, LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Brian McGee at (416) 256-4000.

Yours very truly,


/s/Zeifman & Company, LLP

Zeifman & Company, LLP
Chartered Accountants

cc:  Dennis Kavelman, Chief Financial Officer, RIM
     Dr. Douglas Wright, Chair, Audit Committee of the Board of Directors, RIM Bob Blowes, Ernst & Young LLP

DOCUMENT 3

                               [GRAPHIC OMITTED]



                           RESEARCH IN MOTION LIMITED

                               FORM OF PROXY FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 21, 2003

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY



         The undersigned shareholder of Research In Motion Limited (hereinafter called the "Company") hereby nominates and appoints James L. Balsillie, Chairman and Co-Chief Executive Officer of the Company, or failing him, Michael Lazaridis, President and Co-Chief Executive Officer of the Company, or instead of either of the foregoing _________________________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders to be held on July 21, 2003 at 6:30 p.m. and at all adjournments thereof (the "Meeting"). The undersigned specifies that the common shares of the Company registered in the name of the undersigned are to be voted (or withheld from voting) in respect of the matters listed below, as follows:


            1. FOR |_| OR WITHHELD FROM VOTING IN RESPECT OF |_| the election as directors of the nominees referred to in the Management Information Circular of the Company dated May 30, 2003 (the "Circular"), namely James Balsillie, Michael Lazaridis, Douglas Fregin, Kendall Cork, Dr. Douglas Wright, James Estill and John Richardson; and

            2. FOR |_| OR WITHHELD FROM VOTING IN RESPECT OF |_| the appointment of Ernst & Young LLP as auditors, of the Company and authorizing the directors to fix their remuneration.



WHERE NO CHOICE IS SPECIFIED ABOVE, THIS PROXY WILL BE VOTED FOR EACH OF THE AFOREMENTIONED MATTERS.

THIS PROXY CONFERS DISCRETIONARY AUTHORITY AS TO ANY AMENDMENTS PROPOSED AT THE MEETING IN RESPECT OF MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS DATED MAY 30, 2003 AND AS TO ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. AS OF THE DATE HEREOF, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENT OR OTHER MATTERS.

The common shares of the undersigned represented by this proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof.

The persons named in this Proxy are directors or management of the Company. A SHAREHOLDER MAY APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER SHOULD EITHER
(I) INSERT SUCH PERSON'S NAME IN THE SPACE PROVIDED; OR (II) SUBMIT ANOTHER APPROPRIATE PROXY.

The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

Please sign name exactly as it appears on your share certificate. If the appointer is a Company, the form of proxy must be executed under its corporate seal and signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

UNLESS THIS PROXY IS DATED IN THE SPACE PROVIDED BELOW FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE COMPANY.

         DATED this _____ day of __________________ , 2003.


                                  ________________________________________
                                  Signature of Shareholder

                                  _________________________________________
                                  Print name of shareholder as it appears on your share certificate

THIS PROXY WILL NOT BE VALID AND WILL NOT BE ACTED UPON OR VOTED UNLESS IT IS SIGNED AND DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, ON OR BEFORE THE CLOSE OF BUSINESS ON THE LAST DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF AT WHICH THIS PROXY IS TO BE USED, OR DELIVERED TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME OF VOTING.

DOCUMENT 4

RIM
================================================================================

FOR IMMEDIATE RELEASE                                           JUNE 25, 2003


RESEARCH IN MOTION REPORTS FIRST QUARTER RESULTS

WATERLOO, ONTARIO - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported first quarter results for the three months ended May 31, 2003 (all figures in U.S. dollars and U.S. GAAP). Beginning this quarter, the Company commenced reporting its consolidated financial results in accordance with U.S. GAAP.

Revenue for the first quarter of fiscal 2004 was $104.5 million, up from $87.5 million in the previous quarter. The revenue breakdown for the quarter was 50% for handhelds, 37% for service, 6% for software licences and development, and 7% for OEM radios and other revenue. The total number of BlackBerry(R) subscribers increased by approximately 81,000 from the prior quarter to 615,000 subscribers. The total number of organizations that currently have BlackBerry Enterprise Server(TM) installed increased to approximately 11,000, up from 10,000 at the end of the fiscal year. As expected, gross margins decreased slightly to 45.6% in the current quarter from 46.7% in the prior quarter.

"RIM continues to grow its business and strengthen its market position through close-knit alliances with leading product and service providers," said Jim Balsillie, Chairman and Co-CEO at RIM. "Together with our partners, we are expanding the global reach of the BlackBerry platform through new product, distribution and licensing initiatives."

The net loss for the quarter was $8.2 million, or $0.11 per share, compared to a net loss of $31.1 million or $0.40 per share in the prior quarter. As announced on May 26, 2003, the Company recorded a Q1 provision in relation to ongoing litigation. The amount of this provision recorded in the quarter was $7.5 million, of which $6.9 million represents the enhanced compensatory damages that will be deposited in escrow. Excluding the litigation provision, which is subject to appeal, the Company's adjusted loss and adjusted loss per share was approximately $0.7 million or $0.01 per share. The adjusted net loss and adjusted net loss per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. This adjusted measure should be considered in the context of RIM's GAAP results.

The total of cash, cash equivalents and investments held to maturity was approximately $509 million as at May 31, 2003, compared to $531 million at the end of the previous quarter, for a net decrease of $22 million quarter over quarter.

HIGHLIGHTS OF THE FIRST QUARTER:

     o RIM formally unveiled its BlackBerry Connect(TM) licensing program at the CTIA Wireless 2003 show. The BlackBerry Connect licensing program enables mobile device manufacturers such as Nokia to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server using RIM's secure, push-based wireless architecture and infrastructure.

     o RIM and PalmSource announced plans to offer a BlackBerry wireless email and data connectivity solution for wireless Palm Powered(TM) handhelds and smartphones.

     o RIM and Symbian began market development efforts to provide a BlackBerry connectivity solution for Symbian OS licensees and carriers to enable wireless email and corporate data services on Symbian OS phones.

     o RIM announced plans to offer BlackBerry connectivity for Microsoft Windows Powered mobile devices and initiated development efforts with High Tech Computer Corp. (HTC) to enable Pocket PC and Smartphone devices from HTC to connect to BlackBerry Enterprise Server.

     o RIM unveiled its Java-based BlackBerry 6210(TM) (world band) and BlackBerry 6220(TM) (dual band) handhelds for global GSM/GPRS networks. New handheld features include a smaller design with a light and comfortable feel, increased memory for greater application and data storage, as well as new support for wireless email synchronization and integrated attachment viewing.

     o RIM was awarded the FIPS 140-2 security validation by the U.S. Government's National Institute of Standards and Technology (NIST) for the cryptographic firmware embedded in its Java-based series of BlackBerry Wireless Handhelds. Federal Information Processing Standards (FIPS) validation is an important and often mandatory purchasing criteria for many government organizations. The BlackBerry platform has now received FIPS approval for operation on all wireless network standards supported by BlackBerry including Mobitex, DataTAC, GSM/GPRS, Nextel and CDMA 1X.

     o AT&T Wireless launched the BlackBerry 6210 for its GSM/GPRS network in the United States.

     o Verizon Wireless launched the BlackBerry 6750(TM) for its CDMA2000 1X network in the United States.

     o TELUS Mobility launched the BlackBerry 6750 for its CDMA2000 1X network in Canada.

     o T-Mobile International and RIM announced plans to introduce a BlackBerry offering for professional consumers and smaller firms in Austria, Germany and the UK.

     o Vodafone D2 and RIM announced plans to bring BlackBerry to Vodafone's corporate customers in Germany.

     o SFR launched the BlackBerry 6720(TM) for its GSM/GPRS network in France.

     o Telefonica Moviles Espana (TME) launched BlackBerry for the first time in Spain.

     o   StarHub launched BlackBerry for the first time in Singapore.

     o SMART Communications and RIM announced an agreement to bring the BlackBerry wireless platform to the Philippines for the first time.

     o BlackBerry continued to win recognition as the industry's leading wireless enterprise platform including receipt of the Best New Technology award at the FOSE government show and the Best Mobility Solution award from .NET Magazine.

     o BlackBerry ISV Alliance partners continued to build upon the BlackBerry platform with a wide range of new products, services and tools that help customers extend their wireless data strategies beyond wireless email.

     o RIM hosted the 2nd annual Wireless Enterprise Symposium in New Orleans. The two-day customer event was co-sponsored by many of RIM's partners with an impressive line-up of more than 50 wireless leaders including Nokia, Sun, HP, AT&T Wireless, Cingular Wireless, Motient, Nextel, Siebel Systems, Symbian, T-Mobile and Verizon Wireless.

HIGHLIGHTS SUBSEQUENT TO QUARTER END:

     o RIM unveiled its new Java-based BlackBerry 7230(TM) (tri-band + color screen) and BlackBerry 6230(TM) (tri-band + monochrome screen) wireless handhelds in Europe. T-Mobile International launched the BlackBerry 7230 and BlackBerry 6230 handhelds with the new BlackBerry service for professional consumers and smaller firms in Austria, Germany and the UK.

     o T-Mobile USA launched the BlackBerry 6210 for its GSM/GPRS network in the United States.

     o Rogers AT&T Wireless launched the BlackBerry 6210 for its GSM/GPRS network in Canada.

     o RIM introduced a new version of its BlackBerry Development Environment for J2ME that incorporates support for Over-The-Air application deployment and new BlackBerry API specifications that allow developers to leverage and integrate with BlackBerry email and PIM applications.

The replay of the company's Q1 conference call can be accessed after 7 p.m. (eastern), June 25, 2003 until midnight (eastern), July 2, 2003. It can be accessed by dialing 416-640-1917 and entering reservation number 21000715#. The conference will also appear on the RIM web site, live at 5:00 pm and archived at www.rim.com/investors/index.shtml until midnight July 2, 2003.

                                      ###

ABOUT RESEARCH IN MOTION (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

FOR MORE INFORMATION:
Contact RIM Investor Relations at (519) 888-7465 or investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.


                                                 RESEARCH IN MOTION LIMITED
                                         INCORPORATED UNDER THE LAWS OF ONTARIO
                               (UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA)


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    For the three months ended
                                                                       May 31,                 March 1,                 June 1,
                                                                        2003                     2003                    2002
--------------------------------------------------------------------------------------------------------------------------------
                                                                    (unaudited)        (unaudited - adjusted to US GAAP)
Revenue                                                           $    104,461             $     87,502            $     71,636
Cost of sales                                                           56,814                   46,639                  40,483
                                                      --------------------------------------------------------------------------
Gross margin                                                            47,647                   40,863                  31,153
                                                      --------------------------------------------------------------------------

     Gross margin %                                                      45.6%                    46.7%                   43.5%

Expenses
Research and development, net of government funding                     14,387                   12,535                  12,625
Selling, marketing and administration                                   28,059                   28,067                  27,973
Amortization                                                             8,424                    8,316                   7,056
Litigation and related expenses                                          7,459                   25,540                       -
                                                      --------------------------------------------------------------------------
                                                                        58,329                   74,458                  47,654
                                                      --------------------------------------------------------------------------

Loss from operations                                                   (10,682)                 (33,595)                (16,501)

Investment income                                                        2,496                    2,498                   3,154
                                                      --------------------------------------------------------------------------
Loss before recovery of income taxes                                    (8,186)                 (31,097)                (13,347)
Recovery of income taxes                                                     -                        -                  (2,611)
                                                      --------------------------------------------------------------------------
Net loss                                                          $     (8,186)           $     (31,097)          $     (10,736)
                                                      ==========================================================================

Loss per share
     Basic and diluted                                            $      (0.11)            $      (0.40)           $      (0.14)
                                                      ==========================================================================
Weighted average number of common
shares outstanding (000's)
     Basic and diluted                                                  77,276                   77,105                  78,697



                                                    RESEARCH IN MOTION LIMITED
                                              INCORPORATED UNDER THE LAWS OF ONTARIO
                                    (UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA)


CONSOLIDATED BALANCE SHEETS

As at                                                                                           May 31,                  March 1,
                                                                                                 2003                      2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                                             (unaudited)        (audited-adjusted
                                                                                                                       to US GAAP)
Assets
Current
Cash and cash equivalents                                                                 $     350,963             $     340,681
Restricted cash                                                                                   6,884                         -
Trade receivables                                                                                39,921                    40,803
Other receivables                                                                                 7,155                     4,538
Inventory                                                                                        29,668                    31,275
Prepaid expenses and other assets                                                                18,596                    11,079
                                                                             -----------------------------------------------------
                                                                                                453,187                   428,376


Investments held to maturity                                                                    158,715                   190,030
Capital assets                                                                                  157,490                   161,183
Intangible assets                                                                                72,053                    51,479
Goodwill                                                                                         30,588                    30,588
                                                                             -----------------------------------------------------
                                                                                          $     872,033             $     861,656
                                                                             =====================================================

Liabilities
Current
Accounts payable and accrued liabilities                                                  $      79,105             $      73,009
Accrued litigation and related expenses                                                          57,209                    50,702
Income taxes payable                                                                              5,918                     4,909
Deferred revenue                                                                                 13,471                    14,336
Current portion of long-term debt                                                                 6,614                     6,143
                                                                             -----------------------------------------------------
                                                                                                162,317                   149,099


Long-term debt                                                                                    6,248                     5,776
                                                                             -----------------------------------------------------
                                                                                                168,565                   154,875

Shareholder' equity
Share capital                                                                                   875,258                   874,377
Accumulated deficit                                                                            (179,221)                 (171,035)
Accumulated other comprehensive income                                                            7,431                     3,439
                                                                             -----------------------------------------------------
Total shareholders' equity                                                                      703,468                   706,781
                                                                             -----------------------------------------------------
                                                                                          $     872,033             $     861,656
                                                                             =====================================================



                                                        RESEARCH IN MOTION LIMITED
                                                  INCORPORATED UNDER THE LAWS OF ONTARIO
                                       (UNITED STATES DOLLARS, IN THOUSANDS EXCEPT PER SHARE DATA)


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                              For the three         For the three
                                                                                               months ended          months ended
                                                                                               May 31, 2003          June 1, 2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                                           (unaudited)             (unaudited -
                                                                                                                   adjusted to US
                                                                                                                        GAAP)

Cash flows from operating activities
Net loss                                                                                        $    (8,186)          $   (10,736)

Items not requiring an outlay of cash:
Amortization                                                                                         10,837                 7,197
Future income taxes                                                                                       -                (5,354)
Gain on foreign currency translation of long term debt                                                 (341)                 (286)
Unrealized foreign exchange gain                                                                        (50)                 (213)
                                                                                     ---------------------------------------------
                                                                                                      2,260                (9,392)

Net changes in non-cash working capital items                                                        10,466                15,186
                                                                                     ---------------------------------------------

                                                                                                     12,726                 5,794
                                                                                     ---------------------------------------------
Cash flows from financing activities
Change in restricted cash                                                                            (6,884)                    -
Issuance of share capital and warrants                                                                  881                   358
Buyback of common shares pursuant to Common Share Purchase Program                                        -               (10,128)
Repayment of debt                                                                                       (89)                 (121)
                                                                                                     (6,092)               (9,891)
                                                                                     ---------------------------------------------
Cash flows from investing activities
Proceeds on sale or maturity of investments held to maturity                                         31,315                     -
Acquisition of capital assets                                                                        (3,591)              (18,187)
Acquisition of intangible assets                                                                    (24,126)               (6,498)
Acquisition of marketable securities available for sale, at market                                        -               (41,156)
Proceeds on sale and maturity of marketable securities available for sale, at market                      -               198,409
                                                                                     ---------------------------------------------
                                                                                                      3,598               132,568
                                                                                     ---------------------------------------------
Foreign exchange effect on cash and cash equivalents                                                     50                   213
                                                                                     ---------------------------------------------

Net increase in cash and cash equivalents for the period                                             10,282               128,684

Cash and cash  equivalents, beginning of period                                                     340,681               340,476
                                                                                     ---------------------------------------------
Cash and cash  equivalents, end of period                                                       $   350,963           $   469,160
                                                                                     =============================================

                                                                                                      As at                 As at
                                                                                               May 31, 2003         March 1, 2003

Cash and cash equivalents                                                                       $   350,963           $   340,681
Investments held to maturity                                                                        158,715               190,030
                                                                                     ---------------------------------------------
Cash, cash equivalents and investments held to maturity                                         $   509,678           $   530,711
                                                                                     =============================================

DOCUMENT 5

RIM
===============================================================================

FOR IMMEDIATE RELEASE                                              June 25, 2003

RESEARCH IN MOTION APPOINTS JOHN E. RICHARDSON TO BOARD OF DIRECTORS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM, TSX: RIM) today announced that John E. Richardson has been appointed to its Board of Directors. Mr. Richardson brings to RIM over 30 years experience in executive and financial management. Past positions include: Executive Vice-President, London Insurance Group; Chairman, President & CEO, Wellington Insurance Company; President, Great Lakes Group; President and CEO, Trivest Insurance Network, and 20 years as a Senior Partner at Ernst & Young. Mr. Richardson is a Fellow of the Ontario Institute of Chartered Accountants and holds an MBA from Harvard Business School.

"We are pleased to announce the appointment of John Richardson to the RIM Board of Directors," said Jim Balsillie, Chairman and Co-CEO of Research In Motion. "His extensive management experience and knowledge will add depth and enhance the independence of our already strong Board of Directors. The addition of Mr. Richardson to the Board brings the total number of Directors to seven - three insiders and four independent Directors."

Mr. Richardson currently serves as Chairman of the Audit Committee for the Ontario Pension Board, and Chairman of Board for the Boiler Inspection and Insurance Company. In the past, he has also served as Chairman of Board for both Meloche-Monnex Inc. and the London Guarantee Insurance Company and as a Director for the Insurance Bureau of Canada. In addition, Mr. Richardson currently serves on the Board of a number of Toronto-area non-profit organizations.

Mr. Richardson's appointment was effective May 30, 2003.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

For more information: RIM Investor Relations at (519) 888-7465 or investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders. Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            RESEARCH IN MOTION LIMITED
                                            --------------------------
                                                   (Registrant)

Date:    June 25, 2003                      By:  /s/      Rob Duncan
         -------------------------               -----------------------
                                                       (Signature)
                                                 Rob Duncan
                                                 Vice President,
                                                 Corporate Controller